UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

USCA ALL TERRAIN FUND

(Name of Subject Company (Issuer))

USCA All Terrain Fund

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

90350N 106

(CUSIP Number of Class of Securities)

Philip Pilibosian

USCA Asset Management LLC

4444 Westheimer Road, Suite G500

Houston, TX 77027

(713) 366-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With a copy to:

JoAnn M. Strasser, Esq.

Thompson Hine LLP

41 S. High St., Suite 1700

Columbus, OH 43215

(614) 469-3265

August 22, 2025

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$6,923,600(a)	$1,060.00(b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.
(b)	Calculated at $153.10 per $1,000,000 of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

ITEM 1.	SUMMARY TERM SHEET.

●

As stated in the Fund's offering documents, the Fund will buy your Shares at their aggregate net asset value (that is, the value of the Fund's assets minus its liabilities divided by the number of outstanding Shares). The Fund does not impose any charges on repurchases of Shares of the Fund. This Offer will remain open until the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time, at which time the Offer is scheduled to expire (or if the Offer is extended, until any later notice due date). Net asset value will be calculated for this purpose on December 31, 2025 (the "Valuation Date") (with a delay of approximately 30 days). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

●	You may tender some of your Shares or all of your Shares.
●

An investor tendering for repurchase less than all of its Shares must maintain an account balance of at least $50,000 after the repurchase is effected. If an investor tenders an amount of Shares that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the investor so that the required minimum balance is maintained. The Fund may also repurchase all of the investor's Shares of the Fund.

●

If the Offer is oversubscribed by investors who tender Shares, the Fund may extend the repurchase offer period and increase the amount of Shares that the Fund is offering to purchase, repurchase a pro rata portion of the Shares tendered, or take any other action permitted by applicable law.

●	Payment for the repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). Each tendering investor will receive a promissory note entitling the investor to receive the value of the investor's Shares determined as of the Valuation Date. The Notes provided to investors in payment for tendered Shares will not be transferable. The delivery of such Notes will generally be made promptly (within approximately five business days) after September 22, 2025. Each Note will be held by U.S. Bank Global Fund Services on your behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to you at the address for you as maintained in the books and records of the Fund.
●

The Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds.

The second and final payment in respect of a promissory note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

Payments for the repurchase of Shares (and any Notes issued in connection therewith) will be made from the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, or borrowings (if the Fund elects to borrow).

●

Following this summary is a formal notice of the Fund’s offer to purchase your Shares. The Offer remains open to you until the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time. Until this time, you have the right to change your mind and withdraw your Shares from consideration for purchase. Once cancelled, Shares may be re-tendered, however, provided that such tenders are made before the notice due date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to October 14, 2025 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to cancel the tender of your Shares after such date.

●

If you would like the Fund to purchase your Shares, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with this Offer, to the Fund, c/o U.S. Bank Global Fund Services, at the address/fax number listed in this Offer to Purchase, so that it is received before the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time. Of course, the net asset value of the Fund (and therefore the net asset value of the Shares held by each investor) is likely to change before December 31, 2025, when the value of your Shares will be determined for purposes of calculating your purchase price. The net asset value of your Shares is determined at least monthly.

●

As of June 30, 2025, the net asset value of the Fund was $27,694,398 and 17,035 Shares were outstanding.

If you would like to obtain the most current estimated net asset value of your Shares, you may contact the Fund at (713) 366 – 0500.

●

Please note that just as you have the right to withdraw your Shares, the Fund has the right to cancel, amend or postpone this Offer at any time before the end of the day on September 22, 2025, at 12:00 midnight, Eastern Time. Also realize that although the tender offer expires on September 22, 2025, tendering investors remain investors in the Fund until December 31, 2025.

.

●

If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by U.S. Bank Global Fund Services. To assure good delivery, please send the Letter of Transmittal to U.S. Bank Global Fund Services and not to your broker or dealer or financial advisor. If you fail to confirm receipt of your Letter of Transmittal by U.S. Bank Global Fund Services, there can be no assurance that your tender has been received by the Fund.

ITEM 2.	ISSUER INFORMATION.

(a) The name of the issuer is "USCA All Terrain Fund." The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 4444 Westheimer, Suite G500, Houston, TX 77027 and the phone number is 713-366-0500.

(b) The title of the securities that are the subject of the Offer is "shares of beneficial interests," or portions thereof, in the Fund. As of the close of business on June 30, 2025, the net asset value of the Fund was $27,694,398. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25% of the net assets of the Fund that are tendered by and not cancelled by Shareholders as described above in Item 1.

(c) There is no established trading market for the Shares, and any transfer of a Share is strictly limited by the terms of the Declaration of Trust.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is "USCA All Terrain Fund." The Fund's principal executive office is located at 4444 Westheimer, Suite G500, Houston, TX 77027, and the telephone number is (713) 366-0500. The Fund's Trustees are: Barry Knight, Paul Wigdor and Philip Pilibosian. Their address is c/o USCA All Terrain Fund, 4444 Westheimer, Suite G500, Houston, TX 77027. Mr. Pilibosian is an "interested person" (as defined in the 1940 Act) of the Fund because of his affiliation with USCA Asset Management LLC.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 25% of the net assets of the Fund ($6,923,600) that are tendered by Shareholders by 12:00 midnight, Eastern Time, on September 22, 2025 (or if the Offer is extended, by any later notice due date) and not cancelled as described in Item 4(a)(1)(v).

(ii) The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2025, or, if the Offer is extended, as of any later repurchase date. See Item 4(a)(1)(v) below.

A Shareholder may tender its entire amount of Shares or a portion of its Shares. However, if an investor does not tender all of such investor's Shares, the investor's remaining account balance (i.e., the investor's account balance determined as of June 30, 2025, less the dollar amount of the investor's tender) must be equal to at least $50,000. If an investor tenders an amount that would cause the investor's account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. If, solely as a result of a decline in the net asset value of the Fund between June 30, 2025 and December 31, 2025, the remaining account balance as of December 31, 2025, net of the amount of any tender, is below $50,000, the Fund will not reduce the amount of the tender.

Each Shareholder may tender some of their Shares (subject to their maintenance of a minimum account balance as described above). In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). The delivery of such Notes will generally be made promptly (within five business days) after the September 22, 2025 “Expiration Date." Each Note will be held by U.S. Bank Global Fund Services on your behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to you at the address for you as maintained in the books and records of the Fund. Each Note will entitle a Shareholder to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date (December 31, 2025), or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

(iii) The Offer is scheduled to expire at 12:00 midnight, Eastern Time, on September 22, 2025. Shareholders that wish to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date." The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 of the Offer to Purchase dated August 22, 2025. Shareholders will be notified of any such extension, amendment or cancelation.

(vi) Until the notice due date (September 22, 2025) or any later notice due date, Shareholders have the right to change their minds and cancel any tenders of their Shares. Once a tender is cancelled, Shares may be re-tendered, provided that such tenders are made before the appropriate due date. If the Fund has not yet accepted a Shareholder's tender of Shares on or prior to October 14, 2025 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to cancel its tender of its Shares after such date.

(vii) Investors wishing to tender Shares pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to U.S. Bank Global Fund Services, to the attention of Tender Offer Administrator, at the address set forth, or fax a completed and executed Letter of Transmittal to U.S. Bank Global Fund Services, also to the attention of Tender Offer Administrator, at the fax numbers set forth. The completed and executed Letter of Transmittal must be received by U.S. Bank Global Fund Services, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to U.S. Bank Global Fund Services by certified mail, return receipt requested, or by facsimile transmission. If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document by U.S. Bank Global Fund Services. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. Any investor tendering Shares pursuant to this Offer may withdraw its tender (a) at any time on or before the Expiration Date and (b) at any time after October 14, 2025, if the tender of Shares has not then been accepted by the Fund. To be effective, any notice of withdrawal must be timely received by U.S. Bank Global Fund Services at the address or fax numbers set forth. Such receipt should be confirmed by the investor in accordance with the procedures set out in Section 5 of the Offer to Purchase. A form to give notice of withdrawal is included in the mailing sent to Shareholders. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered as, if and when it gives written notice to the tendering investor of its election to purchase such Shares. As stated in Section 3 of the Offer to Purchase, the purchase price of a Share tendered by any investor will be the net asset value thereof as of the close of business on the Valuation Date. If the Fund elects to extend the tender period for any reason beyond the Valuation Date, for the purpose of determining the purchase price for tendered Shares, the net asset value of such Shares generally will be determined by the Board of Trustees. The Fund reserves the right to adjust the date on which the net asset value of Shares will be determined to correspond with any extension of the Offer.

Investors may tender all or some of their Shares (subject to their maintenance of a minimum account balance as described in Section 4 of the Offer to Purchase). In either case, repurchases of Shares by the Fund will be made in the form of promissory notes (the "Notes," and each, a "Note"). The delivery of such Notes will generally be made promptly (within five business days) after the September 22, 2025 “Expiration Date." Each Note will be held by U.S. Bank Global Fund Services on your behalf. Upon a written request by you to U.S. Bank Global Fund Services, U.S. Bank Global Fund Services will mail the Note to you at the address for you as maintained in the books and records of the Fund. Each Note will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the "Initial Payment"). The Initial Payment will be made as of the later of (1) a period of within approximately 30 days after the Valuation Date, or (2) if the Fund has requested redemptions of its capital from any underlying funds in order to fund the repurchase of Shares, within ten business days after the Fund has received at least 90% of the aggregate amount redeemed by the Fund from the underlying funds. The second and final payment in respect of a Note (the "Post-Audit Payment") is expected to be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date and based upon the results of the annual audit of the Fund's financial statements for the year in which the Valuation Date occurs, over (2) the Initial Payment. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after the end of the fiscal year of the Fund (March 31) and that the Post-Audit Payment will be made promptly after the completion of the audit. The Fund will not impose any charges on repurchases of Shares of the Fund.

In addition, the Fund may determine to make a payment equal to 100% of the value of the repurchased shares, determined as of the Valuation Date, in which case the Fund will not issue a Promissory Note or make a post-audit adjustment.

(ix) If Shares in excess of approximately 25% of the net assets of the Fund (more than $6,923,600 of Shares) are duly tendered to the Fund prior to the Notice Due Date and not cancelled prior to the Notice Due Date, the Fund will in its sole discretion either, (a) accept any additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Fund has no present intention to accept any additional Shares.

(x) Not applicable.

(xi) The purchase of Shares pursuant to the Offer will have the effect of decreasing the size of the Fund and increasing the proportionate interest in the Fund of investors who do not tender Shares. A reduction in the aggregate assets of the Fund may result in investors who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time. Shares that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Shares from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(xii) An investor who tenders all of its Shares in the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its Shares.  The amount realized will include the investor’s allocable share of the Fund’s liabilities (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Shares. A loss, if any, will be recognized only after the tendering investor has received full payment of cash.

An investor’s adjusted tax basis in its Shares for purposes of determining gain or loss pursuant to the Offer is generally equal to the amount paid by the investor for its Shares as adjusted by certain items. Basis is generally increased by (i) the investor’s allocable share of Fund income and gain and (ii) the investor’s allocable share of any Fund liabilities (as determined for U.S. federal income tax purposes). Basis is generally decreased by (i) the investor’s allocable share of Fund losses, deductions, and expenses, (ii) the amount of cash distributed by the Fund to the investor, (iii) the tax basis of property (other than cash), if any, distributed by the Fund to the investor, and (iv) any reduction in the investor’s allocable share of Fund liabilities (as determined for U.S. federal income tax purposes). Each investor is urged to consult its tax advisor regarding the calculation of its adjusted tax basis.

This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Shares at the time the gain or loss is recognized.  Treasury Regulations provide that an investor may have a fragmented holding period for its Shares if the investor has made contributions to the Fund at different times.  However, a tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" or items of Fund inventory exceeds the investor's basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund may be treated as an unrealized receivable with respect to the tendering investor. Moreover, interest may be imputed as ordinary income on the amount of any promissory note received by an investor in exchange for some or all of its shares.

An investor who tenders less than all of its Shares in the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor's adjusted tax basis in its Shares.

Long-term capital gains recognized by individuals and certain other noncorporate taxpayers are generally subject to U.S. federal income tax at reduced tax rates. Short-term capital gains recognized by non-corporate taxpayers, and all capital gains recognized by corporate taxpayers, are generally taxed at ordinary income rates. Capital losses are subject to a number of limitations under the Code.

Certain investors who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax on all or a portion of their “net investment income,” which may include all or a portion of any capital gains recognized in connection with a sale of Shares pursuant to the Offer. The application of these rules to gain recognized on the disposition of an interest in a partnership such as the Fund are complex and in many respects uncertain. Shareholders are urged to consult their tax advisors regarding the applicability and calculation of the 3.8% Medicare tax to any gain recognized by them pursuant to the Offer.

To the extent the Fund owns, directly or indirectly, interests in certain “passive foreign investment companies” at the time of the closing of the Offer and certain elections have not been made, gain recognized by an investor pursuant to the Offer may be treated as ordinary income earned ratably over the shorter of the period during which the shareholder held its Shares or the period during which the Fund held its shares in such entity and, for gain allocated to prior years, (i) the tax rate will be the highest in effect for that taxable year for the applicable class of taxpayer and (ii) the tax will be payable generally without regard to offsets from deductions, losses and expenses, and (iii) the investor will also be subject to an interest charge for any deferred tax. Investors are urged to consult their tax advisors regarding these and other special rules that could affect the consequences to an investor participating in the Offer.

In the event that any investor recognizes a loss upon its sale of Shares pursuant to the Offer and such loss exceeds $250,000, the Fund will be required to reduce its tax basis in its assets by the amount of such loss. Such reduction would increase the amount of gain or decrease the amount of loss recognized by the Fund (and thus its shareholders) upon a later disposition of the assets to which such reduction is allocated.

The Fund may be required to withhold, for U.S. federal income taxes, a portion of the tender proceeds payable to investors who fail to provide the Fund with their correct taxpayer identification numbers (TINs) or who otherwise fail to make required certifications, or if the Fund or the investor has been notified by the Internal Revenue Service ("IRS") that such investor is subject to backup withholding. Certain investors specified in the Code and the Treasury Regulations promulgated thereunder are exempt from backup withholding, but may be required to provide documentation to establish their exempt status. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the investor's federal income tax liability if the appropriate information is provided to the IRS.

Investors who sell their Shares pursuant to the Offer may be subject to state, local and/or foreign taxes. All investors are urged to consult their own tax advisers regarding the U.S. federal, state, local and foreign tax consequences to them of selling their Shares pursuant to the Offer.

(a) (2) Not applicable.

(b) Any Shares to be purchased from any officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund's Private Offering Memorandum dated August 12, 2015, July 29, 2016, July 29, 2017, March 30, 2018, July 30, 2018, July 30, 2019, July 29, 2020, June 30, 2021, July 29, 2022, July 28, 2023, October 4, 2023, July 29, 2024, July 29, 2025, or August 19, 2025 and as supplemented from time to time (the "Memorandum"), and the Declaration of Trust. The Memorandum and the Declaration of Trust, which were provided or available to each investor in advance of subscribing for Shares, provide that the Trustees have the discretion to determine whether the Fund will repurchase Shares from investors from time to time pursuant to written tenders. The Memorandum also states that the Adviser expects that generally it will recommend to the Trustees that the Fund offer to repurchase 25% of the Fund's Shares from investors on a quarterly basis. The Trustees intend to consider the continued desirability of the Fund making quarterly offers to purchase Shares, but the Fund is not required to make any such offer.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (a) the Fund, the Adviser, a Trustee or any person controlling the Fund or the Adviser; and (b) any other person, with respect to the Shares.

The Fund has previously offered to repurchase Shares pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase:

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
September 30, 2016	$11,692,389	$292,551	$292,551
December 31, 2016	$12,379,652	$685,250	$685,250
March 31, 2017	$12,703,728	$429,312	$429,312
June 30, 2017	$13,035,802	$165,364	$165,364
September 30, 2017	$13,330,959	None	None
December 31, 2017	$13,408,010	$1,411,130	$1,411,130
March 31, 2018	$13,863,033	None	None
June 30, 2018	$13,822,728	$1,917,965	$1,917,965
September 30, 2018	$13,877,504	$323,333	$323,333
December 31, 2018	$13,642,882	None	None
March 31, 2019	$14,080,600	$1,247,636	$1,247,636
June 30, 2019	$12,993,048	$518,410	$518,410
September 30, 2019	$13,472,768	$811,869	$811,869

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
December 31, 2019	$13,816,503	$500,000	$500,000
March 31, 2020	$13,660,561	None	None
June 30, 2020	$14,191,571	$806,311	$806,311
September 30, 2020	$12,346,744	$1,209,400	$1,209,400
December 31, 2020	$13,245,127	$230,369	$230,369
March 31, 2021	$13,497,212	$792,974	$792,974
June 30, 2021	$14,944,955	None	None
September 30, 2021	$15,968,991	None	None
December 31, 2021	$17,073,711	$231,640	$231,640
March 31, 2022	$17,181,458	None	None
June 30, 2022	$17,915,591	$361,263	$361,263
September 30, 2022	$18,058,057	None	None
December 31, 2022	$17,653,201	$1,339,635	$1,339,635

Effective Date of Offer	Maximum Amount Subject to Offer	Amount Tendered	Amount Accepted for Repurchase
March 31, 2023	$17,734,489	$800,000	$800,000
June 30, 2023	$18,531,376	$1,830,128	$1,830,128
September 30, 2023	$18,771,110	$100,000	$100,000
December 31, 2023	$18,907,763	$673,946	$673,946
March 31, 2024	$19,034,246	$4,495,806	$4,495,806
June 30, 2024	$19,705,645	$33,984,476	$19,705,645
September 30, 2024	$19,683,330	$23,880,411	$19,683,330
December 31, 2024	$14,626,249	$13,584,903	$13,584,903
March 31, 2025	$10,144,762	$1,626,453	$1,626,453
June 30, 2025	$7,084,060	$213,550	$213,550
September 30, 2025	$6,894,972	$572,840*	$572,840*
*	This amount is an estimate. The net asset value as of September 30, 2025, of the Shares (or portion thereof) tendered pursuant to the Offer is not yet available.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) The purpose of the Offer is to provide liquidity to investors who hold Shares as contemplated by and in accordance with the procedures set forth in the Memorandum and the Declaration of Trust.

(b) Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended, in accordance with the Memorandum. The Fund currently expects that it will accept subscriptions for Shares from time to time, but is under no obligation to do so, and may do so as determined by the Board of Trustees.

(c) The Fund is not aware of any plans or proposals that relate to or would result in: (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (ii) any purchase, sale or transfer of a material amount of assets of the Fund; (iii) any material change in the present dividend rate or policy or indebtedness or capitalization of the Fund; (iv) any change in the identity of either of the Fund's members of the Board, or in the management of the Fund, including but not limited to, any plans or proposals to change the number or the term of members of the Board, to fill any existing vacancy on the Board or to change any material term of the Fund's Investment Advisory Agreement with the Adviser; (v) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (vi) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic tender offer to purchase as described in Item 5 above, including the Offer); or (vii) any changes in the Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund, other than presently exist.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 25% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(viii)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of securities held by the Fund, withdrawal proceeds from investment funds in which the Fund invests, and/or borrowings (as described in paragraph (d) below).

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Neither the Fund, nor the Board, has authorized borrowing to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Board, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from: (i) additional funds contributed to the Fund by existing or new Shareholders; and (ii) from a liquidation of a portion of the Fund's portfolio assets.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, the Fund did not own any of its Shares.

(b) Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, Officers of the Fund or any person deemed to be controlling the Fund or the Adviser.

(c) Not applicable.

(d) There have been no transactions involving Shares that were effected during the past 60 days by the Fund, and any executive officer, trustee, or director of the Fund or any subsidiary of the Fund.

(e) Not applicable.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the period ended September 30, 2024 previously filed on EDGAR on Form N-CSR on December 5, 2024; and

Audited financial statements for the period ended March 31, 2025 previously filed on EDGAR on Form N-CSR on June 11, 2025.

The Fund’s semi-annual report dated September 30, 2024 and annual report dated March 31, 2025 are available upon request, without charge, by calling the Fund at (713) 366-0500.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.

(3) Not applicable.

(4) Net asset value per share as of June 30, 2025 was $1,625.70

(b) The Fund's assets will be reduced by the amount of the tendered Shares that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable. (c) None

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

USCA All Terrain Fund

By:	/s/ Phil Pilibosian
Name: Philip Pilibosian
Title: President

August 22, 2025

EXHIBIT INDEX

EXHIBITS

(a)(1)(i).	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii).	Offer to Purchase.

(a)(1)(iii).	Form of Letter of Transmittal.

(a)(1)(iv).	Form of Notice of Cancellation of Tender.

(a)(1)(v).	Forms of Letters from the Fund to Shareholders in connection with the Fund's acceptance of tenders of Shares.

(a)(2)-(5).	Not Applicable.

(b)-(h).	Not Applicable.